United States securities and exchange commission logo





                              February 29, 2024

       Joel Riddle
       Chief Executive Officer
       Tamboran Resources Corporation
       Suite 01, Level 39, Tower One, International Towers Sydney
       100 Barangaroo Avenue, Barangaroo NSW 2000

                                                        Re: Tamboran Resources
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
2, 2024
                                                            CIK No. 0001997652

       Dear Joel Riddle:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1.                                                   Please revise
disclosure on the cover page to clarify whether the offering is contingent upon approval of your
NYSE listing.
       Glossary of Natural Gas Terms, page iv

   2. Please revise your glossary of natural gas terms to include definitions for the various additionally terms used
in your prospectus, such as: development well, exploratory well, extension well,
stratigraphic test well, net wells, productive wells, prospective acres, prospective resources,
probable reserves, proved reserves, reserves, resources, EUR, developed acres,
undeveloped acres, royalty interest, unconventional drilling, unconventional natural
gas, unconventional play, unconventional resources, and unproved properties.
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 2 29, 2024 Page 2
FirstName LastName
Prospectus Summary
Our Company
Our Assets, page 1

3. You disclose the Beetaloo Basin covers approximately 10,800 square miles (7 million acres) and is believed to contain significant quantities of unconventional natural gas (page
         1). Please revise your filing to categorize these quantities as unconventional natural gas resources.
4.       Your disclosures use the phrases    potential of the petroleum
believed to be present    on
         pages 2 and 110 and    potential presence of natural gas    on page
19. Please revise these
         phrases to incorporate the term    prospective resources.
5. Your disclosure indicates the geological properties of the Middle Velkerri section in the
         Beetaloo Basin are similar to those of the Marcellus Shale of the Appalachian Basin in the northeastern United States. Please expand your disclosure to explain what properties are similar and why you believe the two formations are analogous. Refer to the definition of an analogous reservoir in Rule 4-10(a)(2) of Regulation S-X.
Our Business Plan, page 3

6. Revise to provide more specificity regarding the total anticipated costs to the extent known with regard to the first phase you describe. For example, discuss here and in the Use of Proceeds section as appropriate how much of the $350 million capital cost
         ($135 million net to Tamboran) and the other costs you list will be funded through cash on hand, how much from this offering, and how much from additional capital raising efforts. Also, ensure that there is at least one comprehensive discussion of the anticipated components of the costs in the first phase, insofar as you state at page 18 that you estimate expenses of approximately $26 million to drill and complete each of the six to ten additional appraisal wells. Where practicable, provide consistent references in either U.S.
         or Australia dollars. In that regard, we note the disclosure at page 8 that "The Company has raised more than A$350 million to date through an initial public equity offering listed on the ASX, follow-on offerings, and private placements."
Competitive Strengths, page 7

7. You disclose a total of 21 wells have been drilled in the Beetaloo intersecting the Middle
         Velkerri shales. Please clarify if these 21 wells include the six appraisal wells in which you participated.

         Also, please disclose if any of these 21 wells are currently producing, or have ever produced, from the Middle Velkerri in the Beetaloo Basin.
8. You disclose on page 7 that your initial development area of the Middle Velkerri-B shale shows an average shale thickness of 230 feet across a 610,473-acre area (approximately
         954 square miles) and that your third-party engineering firm, Netherland Sewell
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 3 29, 2024 Page 3
FirstName LastName
         & Associates (NSAI), estimated the Middle Velkerri section is continuous across an approximate 160 mile area (approximately 102,400 acres assuming a 160 square mile area). Elsewhere on page 92, you disclose that recent NSAI estimates based on the current work program include a prospective fairway acreage (in EP 161) of approximately 800 square miles (or approximately 512,000 acres). Please modify your disclosure to provide a consistent metric, either square miles, acres or both, relating to your acreage. Also expand your disclosure to further explain or reconcile the various differences in estimates of area as noted above.

         Also on page 7, it appears the approximate area should be    160
square miles    rather than
            160 miles.    Please review and revise your filing as necessary.
9. Please tell us if the estimates of acreage attributed to NSAI on pages 7 and 92 and the estimates of EUR attributed to Subsurface Dynamics, Inc. on page 92 were commissioned
         by Tamboran Resources. If so, provide NSAI   s and Subsurface Dynamics
   consent in
         accordance with the Securities Act Rule 436 and revise your filing to clarify. Also tell us what consideration you gave to identifying these entities as Experts under the disclosure on page 154. If you did not commission any of the cited third-party data, please tell us the general terms, conditions, and limitations, if any, imposed by NSAI and Subsurface
         Dynamics for the use of this data in your prospectus.
Summary of Risk Factors, page 13

10. Revise to make clear in the first bullet point in this section that you do not expect to generate any revenue from production until 2026 at the earliest, as you mention at page 70 in your Liquidity and Capital Resources discussion and in the first risk factor at page 18.
         In order to provide the reader with appropriate context, ensure that your page 1 discussion of your status as a "growth-driven independent natural gas production company" and similar assertions in the prospectus take into account your expectations regarding the earliest expected date for revenues from production.
Summary Historical Consolidated Financial Data, page 16

11. We note you reference the pro forma financial statements on pages ii, 1, 16, 43, 62 and 65.
         However, there are no pro forma financial statements provided in the draft registration statement. Please revise to provide the required pro forma financial statements. To the extent you do not believe pro forma financial statements are necessary, please explain.
Our recurring losses from operations, page 29

12. It appears that you suggest you need to raise more than $40 million of capital to continue as a going concern through fiscal year 2024. If you are referring to the fiscal year ending in four months, revise to make clear that you might not continue as a going concern if you do not raise a sufficient amount in this offering, if accurate. Also reconcile the disclosure with your statement at page 71 that you "expect the proceeds of this offering, together
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 4 29, 2024 Page 4
FirstName LastName
         with our existing cash on hand, to be sufficient to fund our planned appraisal drilling and testing program at least through the end of fiscal year 2025."
A financial crisis or deterioration in general economic, business or industry conditions could materially adversely affect, page 30

13. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.
14. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with your supply chain, suppliers, and service providers.
Risk Factors
Risks relating to the offering, page 44

15. Expand the disclosure under "We do not intend to pay dividends on our CDIs or common stock in the foreseeable future" to make clear that you do not anticipate generating revenues from operations before 2026 at the earliest, as you disclose elsewhere.
16. In light of the restrictions you mention under "Investors purchasing shares of our common stock in this offering will not be able to freely sell those shares, or CDIs representing those shares, in Australia," please revise to clarify the subsequent risk factor caption which states "All of the shares of our common stock and the CDIs representing those shares to be outstanding following this offering will be freely tradable in the public markets...."
Cautionary Statement Regarding Forward-Looking Statements, page 57

17. Please eliminate your assertion that "[t]his prospectus contains certain forward-
         looking statements within the meaning of the Private Securities Litigation Reform Act of
         1995." Section 27A(b)(2)(D) of the Securities Act states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.
Use of Proceeds, page 60

18. We note your disclosure that you intend to use all the net proceeds of this offering to fund your development plan and for working capital and other general corporate purposes.
         Please revise to provide the approximate amounts of proceeds to be used for each principal purpose. Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Market Outlook, page 67

19. You state that you experienced inflationary pressure on your cost structure throughout
         2022 and 2023. Please expand to identify the principal factors contributing to the
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 5 29, 2024 Page 5
FirstName LastName
         inflationary pressures the company has experienced and clarify the resulting impact to the company. Additionally, please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.
20. We note your disclosure that increasing global demand for LNG, as well as under-
         investment in new supply, has led to projected LNG supply shortages by 2030 and by
         2030, the global LNG market is expected to be 30 Mtpa short of supply. Please revise to provide your source(s) for this disclosure, including the date(s) of the report(s) or article(s).
Results of Operations
Comparison of the Years Ended June 30, 2022 and June 30, 2023
Cash Flows, page 72

21. Please revise your disclosure to provide a discussion and analysis of your cash flows to address and quantify material changes and their underlying drivers. The disclosures should include a discussion of the underlying reasons for changes in working capital items and the impacts of acquisitions and recent transactions on your cash flows. Refer to section IV.B.1 of SEC Release No. 33-8350.
Industry
Australian Natural Gas and Natural Gas Liquids Reserves, page 78

22.      We note your discussion includes an estimate of Australia   s proved
plus probable natural
         gas reserves as of December 31, 2021, according to Geoscience Australia. Please expand your discussion to clarify the industry definitions used to determine these estimates and whether the volumes are economically or commercially recoverable as of the date of the estimate.
23. Due to the different risk profiles, we believe proved and probable reserves estimates should not be added together. To the extent possible, please provide separate disclosure of the proved and probable volumes to comply with the guidance in Question 105.01 of our
         Compliance and Disclosure Interpretations (   C&DIs   ) regarding Oil
and Gas Rules.
         Additionally, expand your disclosure to include a discussion of the uncertainty related to the estimates of proved and probable reserves. Incorporate the appropriate cautionary language indicating such estimates have not been adjusted for risk, may not be comparable with each other, and should not be summed arithmetically. Refer to the disclosure requirements in Item 1202(a)(5) of Regulation S-K.
Business
Our Assets Within the Beetaloo, page 90

24.      You disclose that you have participated in a total of six    appraisal
wells    over the last 18
         months; however, your Glossary of Natural Gas Terms (   Glossary   )
does not include a
         definition of an appraisal well. Please revise your disclosure here and throughout your
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 6 29, 2024 Page 6
FirstName LastName
         prospectus to further characterize these six wells and the six to ten additional wells scheduled to be drilled by the end of 2025 as either exploratory wells, extension wells, stratigraphic test wells and/or development wells consistent with the definitions of such wells in Rule 4-10(a) of Regulation S-X. Alternatively, include a definition of an appraisal well in your Glossary and indicate if such wells correlate to an exploratory, stratigraphic test or development wells as defined in Rule 4-10(a) of Regulation
S-X.
25. Please expand your disclosure of the wells drilled for each of last three fiscal years to disclose your drilling and other exploratory and development activities as required by
         Items 1205 (a)(1) and (a)(2) of Regulation S-K pursuant to the definitions in Items1205(b)
         and 1208(c) of Regulation S-K and the definitions in (a)(9), (a)(13),
(a)(14), and/or (a)(30)
         in Rule 4-10(a) of Regulation S-X.
26. Please expand your disclosure to provide the total number of gross and net productive wells expressed separately as either an oil well or as a gas well as of the end of your current fiscal year or at a specified more current date to comply with the disclosure requirements in Item 1208(a) of Regulation S-K.

         Also, please expand your disclosure to separately address your present activities, including the number of gross and net wells in the process of being drilled, completed or waiting on completion and any other related activities of material importance as of your current fiscal year or at a specified more current date to comply with the disclosure requirements in Item 1206 of Regulation S-K.
27. Please expand your disclosure to provide a concise tabular presentation or similar summary of the gross and net developed and undeveloped acreage amounts relating to your interests in the seven EPs and one EP(A) and the associated expiration dates for material amounts of your undeveloped acreage. Refer to the disclosure requirements in
         Items 1208(a) and (b) and the definitions in Item 1208(c) of Regulation S-K.
Exploration Permit 161, page 92

28. We note that you have not attributed any proved, probable and/or possible reserves or any oil, condensate and/or natural gas production to the six wells drilled to date; however, you do disclose a 20-year EUR range related to a proposed approximate 10,000-foot development scale well. Please refer to the definitions of estimated ultimate recovery
         (EUR) and reserves in Rule 4-10(a)(11) and (a)(26) of Regulation S-X, respectively, and the Instruction to Item 1202 of Regulation S-K regarding the prohibition of disclosing estimates of oil or gas resources other than reserves and revise or modify your disclosure accordingly.
Legal Proceedings, page 114

29. Revise to provide the information Item 103 of Regulation S-K requires regarding pending matters, to the extent applicable. Also clarify your assertion that your ultimate liability with respect to any such matters will not have a significant impact or material adverse
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 7 29, 2024 Page 7
FirstName LastName
         effect on your financial position, results of operations or cash flows, but that your results of operations and future cash flows could be significantly impacted in the reporting periods in which such matters are resolved.
Principal Stockholders, page 129

30. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by each of your institutional holders. See Item
         403 of Regulation S-K and Exchange Act Rule 13d-3.
Choice of Forums, page 137

31. Revise to ensure that the disclosure regarding the federal district courts in this section is consistent with the related disclosure which appears at page 41, and ensure that both sections accurately describe the provisions which appear in your forthcoming exhibit.
Underwriting
New York Stock Exchange Listing, page 150

32. We note that the list of factors considered in determining the IPO price does not include any market price or trading history for your securities on the ASX, such as with respect to the CHESS Depository Interests representing units of beneficial interests in shares of your common stock, which are listed there. Please advise or revise as appropriate.
Financial Statements
Consolidated Statement of Operations and Comprehensive loss, page F-4

33. We note you have presented a separate line item for stock based compensation. Please revise to classify stock based compensation into respective expense captions where related compensation costs are ordinarily classified. Refer to the guidance of SAB Topic 14.F.
Consolidated Statements of Stockholders' Equity, page F-5

34. We note you presented on page F-4, other comprehensive income(loss) consisting of foreign currency translation of $1,632,670 for the year ended June 30, 2023. However, the foreign exchange translation amount during the year ended June 30, 2023, included under the column accumulated other comprehensive loss in this table presented as $1,902,553 and the total shareholders' equity column includes this amount as $1,632,670. Please revise to include consistent disclosures.
Notes to the Consolidated Financial Statements
Note 3 - Variable Interest Entities, page F-16

35. On page F-16, you refer to Tamboran (B1) Pty Ltd as "B1" throughout the footnote.
         However, in the diagram on page 11 and elsewhere in the draft registration statement you
 Joel Riddle
Tamboran Resources Corporation
February 29, 2024
Page 8
         have defined and referred to this entity as    TB2 Joint Venture.
Please clarify and revise
         the disclosure to consistently refer to the entity noted.
36. You disclose the Company has been identified as the manager of B1, and therefore has the overall responsibility to manage and carry out the day-to-day operations of B1 which most
         significantly impacts B1   s economic performance. Please provide a
robust analysis of how
         you determined that Tamboran is the primary beneficiary of the VIE based on ASC 810-
         10-25-38 and expand your disclosure to provide the required information in accordance with ASC 810-10-50-5A.
37. We note you are party to the McArthur joint venture agreement based on the diagram on page 11 and disclosures beginning on page 98. Please revise your footnote disclosure to address your involvement with this entity, explain how you accounted for your ownership interest and revise your accounting policy disclosures as appropriate.
Note 4 - Property, Plant and Equipment & Natural Gas Properties, page F-17

38. Please revise to provide the details of the unproved gas properties as of June 30, 2023 and
         2022 and the related amounts.
Note 13 - Commitments and Contingencies, page F-24

39. You have included $42.5 million in the chart for capital commitments to Sweetpea
         Petroleum Pty Ltd. From the narrative, it is unclear how this amount relates to the minimum commitment in EP 143 of $0.3 million and the initially planned spend of $18.9 million in EP 136, which we note an application was submitted to the Department of
         Industry, Tourism and Trade to vary the minimum work commitments and is still under review. Please provide a clear description of capital commitments and revise your disclosure for consistency. Please also revise the disclosure on page 72, as necessary.
Note 14 - Related Party Transactions, page F-26

40.      You state in this disclosure,    During the current fiscal year, there
were several
         transactions with H&P that are classified as related party
transactions.    To the extent there
         are additional related party transactions that have not been disclosed, please revise your footnote to include disclosure of each related party amount, nature, terms and manner of settlement, in compliance with ASC 850-10-50-1.
41. You disclose your largest shareholder is Bryan Sheffield, through Sheffield Holdings, LP, who now holds approximately 17% of Tamboran's common shares. Please tell us how you
FirstName LastNameJoel Riddle
       considered the required related party disclosures of ASC 850-10-50 given the ownership
Comapany    NameTamboran
       interest             Resources
                of Bryan Sheffield      Corporationjoint venture with Daly
Waters Energy, LP, a
                                   and Tamboran's
       wholly
February        owned
          29, 2024    subsidiary
                    Page 8       of Sheffield Holdings, LP.
FirstName LastName
 Joel Riddle
FirstName  LastNameJoel Riddle
Tamboran Resources Corporation
Comapany29,
February    NameTamboran
             2024         Resources Corporation
February
Page 9 29, 2024 Page 9
FirstName LastName
Part II - Information Not Required in Prospectus
Recent Sales of Unregistered Securities, page II-2

42. Please provide for each listed sale the section of the Securities Act or the rule of the
         Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.
Exhibits

43. We note disclosure of numerous agreements throughout the prospectus, including agreements relating to the development of your assets, related party agreements, convertible notes, and employment agreements. Please file executed material agreements as exhibits to your registration statement, or tell us why you do not believe they are required to be filed. Refer to Item 601 of Regulation S-K.
General

44. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Myra Moosariparambil at 202-551-3796 or Raj Rajan at 202-551-3388 if
you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall at 202-551-4727 or John Hodgin at 202-551-3699 with questions about engineering comments. Please contact Cheryl Brown at 202-551-3905 or Timothy Levenberg at
202-551-3707 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Michael Chambers, Esq.